UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Unilens Vision Inc.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

904907201
(CUSIP Number)

Peter H. Kamin 40 Briarcliff Road Longmeadow, Massachusetts 01106 copy to: Derek D. Bork Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114 216-566-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904907201

1. Names of Reporting Persons: Peter H. Kamin Roth IRA

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 413,808

8. Shared Voting Power

9. Sole Dispositive Power 413,808

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 413,808

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11: 23.6%

14. Type of Reporting Person: OO

This Amendment No. 6 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 6”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Person on October 9, 2013, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Unilens Vision Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 6, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Peter H. Kamin Roth IRA in this Statement, including brokerage commissions, was approximately $2,072,000.

Item 5. Interest in Securities of the Issuer.

The Peter H. Kamin Roth IRA beneficially owns in the aggregate 413,808 shares of Common Stock, which represents approximately 23.6% of the Company’s outstanding shares of Common Stock.

Mr. Peter H. Kamin has the right to direct the vote and disposition of the shares of Common Stock held by the Peter H. Kamin Roth IRA.

Each percentage ownership of shares of Common Stock set forth in this Amendment No. 6 is based on the 1,755,832 shares of Common Stock reported by the Company as outstanding as of May 15, 2015 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended March 31, 2015.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 13, 2015, the Company announced that it has entered into a merger agreement (the “Merger Agreement”) with Valeant Pharmaceuticals International, a Delaware corporation (“Valeant”), pursuant to which Valeant has agreed to acquire through its wholly owned subsidiary all of the outstanding shares of Common Stock of the Company in a merger transaction at a price of $12.75 per share.

On July 10, 2015, Mr. Peter H. Kamin entered into a Voting Agreement (the “Voting Agreement”) with Valeant and the Company, pursuant to which Mr. Kamin has agreed to vote the shares of Common Stock held by the Peter H. Kamin Roth IRA in favor of the merger transaction contemplated by the Merger Agreement, on and subject to the terms and conditions set forth in the Voting Agreement. The Voting Agreement includes a grant by Mr. Kamin of a proxy to Valeant with respect to the shares of Common Stock held by the Peter H. Kamin Roth IRA in support of Mr. Kamin’s agreement to vote in favor of the proposed merger transaction.

This summary of the Voting Agreement is not complete and is qualified by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 99.1 to this Amendment No. 6 and is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.1	Voting Agreement, dated July 10, 2015, by and among Peter H. Kamin, Valeant Pharmaceuticals International and Unilens Vision Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PETER H. KAMIN ROTH IRA
Date: July 15, 2015	By:	/s/ Peter H. Kamin
Authorized Person